HIGHLAND FUNDS II (the "Trust")
Highland International Equity Fund
Highland Global Select Equity Fund

MERGERS

	At a meeting held on January 17, 2013, the Trust's
Board of Trustees approved a reorganization of Highland International Equity Fund and Highland Global Select Equity
Fund (each, an "Acquired Fund"), each an open-end fund that is a series of the Trust, with and into Highland Global Allocation Fund (the "Acquiring Fund"), an open-end fund that is also a series of the Trust. Shareholders of each Acquired Fund separately approved the merger, and effective at the close of business on September 13, 2013, each Acquired Fund transferred all of its respective assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the obligations and liabilities of each Acquired Fund.